SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 000-24484

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MPS Group, Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MPS Group, Inc.

One Independent Drive

Jacksonville, Florida 32202

MPS Group, Inc. Retirement Savings Plan

Index

December 31, 2004 and 2003

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

MPS Group, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MPS Group, Inc. Retirement Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Jacksonville, Florida

May 31, 2005

MPS Group, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments	$119,366,211	$108,955,152

Receivables
Participants contributions	533,471	340,032
Employer contributions	2,544,560	2,084,170
Plan mergers	—	1,481,637

Total receivables	3,078,031	3,905,839

Net assets available for benefits	$122,444,242	$112,860,991

The accompanying notes are an integral part of these financial statements.

MPS Group, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2004 and 2003

Additions
Additions to net assets attributed to
Investment income
Interest and dividends	$2,900,096
Net appreciation in fair value of investments	8,478,153
Other	78,854

Total investment income	11,457,103

Contributions
Participants	13,348,944
Employer	2,550,397
Plan mergers	—

Total contributions	15,899,341

Total additions	27,356,444

Deductions
Deductions from net assets attributed to
Benefits paid to participants	17,756,009
Other	17,184

Total deductions	17,773,193

Net increase	9,583,251
Net assets available for benefits
Beginning of year	112,860,991

End of year	$122,444,242

The accompanying notes are an integral part of these financial statements.

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of Plan

The following description of the MPS Group, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering professional employees of MPS Group, Inc. (the “Company”) who have completed at least 375 hours of service in any three consecutive month period or at least 1,000 hours in one year. To continue to vest in Company contributions, a participant must work at least 1,000 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, up to the Internal Revenue Service allowable limit. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common/collective trusts, twelve mutual funds, and the Company stock as investment options for participants. The Company, at its discretion, contributes a uniform percentage of the amount of salary elected to be deferred. Contributions are subject to certain limitations.

Participants Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service at 25% per year of service. A participant is 100% vested after four years of credited service.

In the event of death or total and permanent disability while under the Company’s employment, all amounts credited to the participant’s account as of the subsequent plan anniversary date are considered fully vested.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 5.00% to 10.50%, which were commensurate with local prevailing rates at the time of issuance as determined quarterly by the Plan administrator.

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Payment of Benefits

On termination of service or retirement, a participant or participant’s beneficiary will receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeiture Allocation

Forfeited nonvested accounts totaled approximately $2,000,000 and $1,707,000 at December 31, 2004 and 2003, respectively. These accounts are used to reduce future employer contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock are stated at fair value based upon quoted market prices. Investments in common/collective trusts are stated at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of its investments which consists of realized and unrealized gains and losses on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan provides for various investment options in any combination of fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Benefits

Benefits are recorded when paid.

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2004	2003
Common/Collective Trusts
Merrill Lynch Equity Index Trust I	$12,609,705	$12,341,396
Merrill Lynch Retirement Preservation Trust	15,607,880	14,938,069
Mutual Funds
Van Kampen Growth & Income Fund	10,941,126	9,927,568
Merrill Lynch Mid Cap Value Fund	13,639,911	11,024,675
Federated Kaufman Fund	17,124,630	15,952,840
Calvert Income Fund	14,217,523	14,478,142
Merrill Lynch Fundamental Growth Fund	17,187,692	16,792,123
Templeton Foreign Fund	7,001,545	—

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,478,153 as follows:

Pooled accounts	$6,631,889
MPS stock	602,768
Common/collective trusts	1,243,496

$8,478,153

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in all amounts credited to their account.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 30, 2002 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

6.	Financial Instruments

Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of pooled accounts with a mutual fund company.

The Plan limits its credit risk by maintaining its accounts with what it believes to be high quality financial institutions.

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds, the MPS Stock Pool Fund, and common/collective trusts managed by Merrill Lynch Retirement Services. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Employees can elect to allocate their contributions to the purchase of MPS stock.

8.	Merger of Subsidiary Plans

On December 31, 2003, the Plan was amended to include the defined contribution plans of three subsidiaries. The following table details the subsidiary and amounts of assets transferred into the MPS plan.

Subsidiary	Amount
Contract Staffing Group d/b/a Computer Consulting Group Salary Deduction Plan and Trust	$724,765
Law Plans, Inc. 401(k) Plan	172,414
Elite Medical Search, Inc. Salary Reduction Plan and Trust	584,458

$1,481,637

The assets for these plans are included in plan merger receivables in the statement of net assets available for benefits as of December 31, 2003.

MPS Group, Inc. Retirement Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
	Cash	Cash	$26,616
*	MPS Stock	Common Stock	2,332,513
*	Merrill Lynch Equity Index Trust I	Common/Collective Trusts	12,609,705
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trusts	15,607,880
	Davis NY Venture Fund	Mutual Fund	1,327,355
	Oakmark Equity & Income Fund	Mutual Fund	1,037,636
	Federated Kaufman Fund	Mutual Fund	17,124,630
*	Merrill Lynch US Government Mortgage Fund	Mutual Fund	1,617,744
*	Merrill Lynch Fundamental Growth Fund	Mutual Fund	17,187,692
*	Merrill Lynch Mid Cap Value Fund	Mutual Fund	13,639,911
	AIM Small Cap Growth Fund	Mutual Fund	1,279,296
	Seligman Communications & Information Fund	Mutual Fund	566,154
	Calvert Income Fund	Mutual Fund	14,217,523
	Templeton Foreign Fund	Mutual Fund	7,001,545
	Van Kampen Growth & Income Fund	Mutual Fund	10,941,126
*	Merrill Lynch Small Cap Value Fund	Mutual Fund	1,589,900
*	Participants loans	Loans with rates from 5.0% to 10.5%	1,258,985

			$119,366,211

*	Party-in-interest as defined by ERISA

Exhibits

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MPS GROUP, INC. As Plan Administrator of the MPS Group, Inc. Retirement Savings Plan

/s/ Robert P. Crouch
Robert P. Crouch Senior Vice President, Chief Financial Officer, Treasurer & Chief Accounting Officer June 28, 2005